UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Cencosud S.A.

Av. Kennedy 9001, Piso 6

Las Condes, Santiago, Chile

NOTICE OF ESSENTIAL EVENT

On October 18, 2012, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event, or “Hecho Esencial”, with the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” (“SVS”), pursuant to article 9 and second paragraph of article 10 of Act number 18.045 of the Republic of Chile, and Section II of the General Rule No. 30 of the SVS, announcing the execution by the Company of a stock purchase agreement with Carrefour Nederlans B.V., a company organized under the laws of the Kingdom of the Netherlands and an affiliate of Carrefour S.A (the “Stock Purchase Agreement”), in respect of the purchase by the Company of 100% of the capital stock of Colombia Holdings Alpha BV, Colombia Holdings Thalie BV, Colombia Holdings Calliope BV, Colombia Holdings Uranie BV, and Colombia Holdings Coledim BV, each organized under the laws of the Kingdom of the Netherlands, as well as the purchase by the Company of 100% of the capital stock of Grandes Superficies de Colombia S.A. and Atacadao de Colombia S.A.S., each organized under the laws of Colombia (collectively, the “Acquired Companies”), for a total purchase price equal to 2,000 million Euros subject to adjustments pursuant to the Stock Purchase Agreement. The Acquired Companies operate supermarkets under the Carrefour brand name in Colombia.

The transfer of the capital stock of the Acquired Companies is expected to close before December 31, 2012. The Company has also entered into a credit agreement with JP Morgan Chase Bank in the amount of US$ 2,500 million to finance the purchase of the Acquired Companies.

The acquisition of the Acquired Companies marks a strategic entry by the Company into the supermarket segment in Colombia and consolidates the existing presence of the Company’s Easy stores in Colombia.

While we cannot quantify the financial effect of the acquisition of the Acquired Companies on our financial results, we expect that the acquisition of the Acquired Companies will have a positive impact on the consolidated results of operations of the Company.

Santiago, Chile

October 18, 2012

Daniel Rodríguez Cofré

CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: October 18, 2012	By:	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer